NEWS RELEASE

EMX Royalty Purchases Portfolio of Property Interests in the Red Lake District, Ontario

Vancouver, British Columbia, December 08, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce it has executed a purchase agreement for a portfolio of royalty and property interests (the "Portfolio") from Frontline Gold Corporation ("Frontline") for C$800,000, which will be paid 50% in cash and 50% in shares of EMX.  The Portfolio consists of 41 legacy claims (totaling ~6,100 hectares), distributed over four properties (Gullrock Lake, Duchess, Red Lake, and Tilly) in the heart of the Red Lake mining district, Ontario, all of which are currently optioned to, or operated by, Pacton Gold Inc. It is expected the Portfolio will generate cash flow to EMX over the next two years from option payments of C$117,500, as well as share-based payments valued at ~C$600,000 using current market prices, with the Company retaining upside optionality from net smelter returns ("NSR") royalty interests that range from 0.25% to 2.25% on the four properties. The transaction is subject to the Company receiving both TSX Venture Exchange and New York Stock Exchange approvals.

The purchase of the Portfolio from Frontline complements EMX's previous acquisition of royalty and property interests from Canadian prospector and entrepreneur Perry English for C$3 million (the "English Portfolio"). The English Portfolio consisted of over 60 properties, including 52 projects optioned to third parties, of which 39 include provisions for NSR royalty interests, mainly occurring in the Red Lake district (see EMX news release dated July 7, 2020). The addition of the Frontline Portfolio underscores EMX's commitment to the Red Lake district, and highlights an investment strategy aimed at Canada's best and most prospective jurisdictions with properties operated by the highest quality partners. The Frontline Portfolio properties are contiguous with Pacton Gold's Red Lake Gold Project, which is covered by an EMX NSR royalty interest resulting from the English Portfolio acquisition.

Red Lake District Activity and EMX Assets. The Red Lake district is the focus of significant efforts to redevelop its principal historical high-grade gold mining operations. Evolution Mining Limited acquired the Red Lake mining complex from Newmont Mining Corp. earlier in 20201, and has committed to a three-year, US$100M investment phase to restore the multi-million ounce gold project to production2. Also this year, Pure Gold Mining Inc. announced it is on schedule for an initial gold pour in Q4 20203 to begin underground production from the Madsen Gold Project, which is poised to become a top-ranked global gold producer. Against this background of historic asset re-development, Great Bear Resources has made a significant high-grade gold discovery on its Dixie property at the heart of the Red Lake camp4.

EMX's Frontline Portfolio of the Duchess, Red Lake, Tilly, and Gullrock Lake claim interests form an integral part of Pacton Gold's flagship Red Lake Project (Figure 1). The Red Lake Project  includes the direct extension of Great Bear's LP Fault and the parallel Madsen Dixie Fault that cross directly over portions of EMX's Tilly and Red Lake property interests. Additionally, the Gullrock Lake property includes the Red Lake mine trend, interpreted to project directly from Evolution Mining's Campbell, Red Lake and Cochenour mines. High-priority geological, geophysical and "AI" targets, as detailed by Pacton Gold5, occur on all of the properties EMX purchased from Frontline and for which EMX retains NSR royalty interests.

1 See Evolution Mining news release dated April 1, 2020.

2 See Evolution Mining news release dated August 13, 2020 and "Red-Lake-fact-sheet-FY20_LR.pdf".

3 See Pure Gold news release dated June 24, 2020.

4 See Great Bear news release dated October 7, 2020.

5 See Pacton Gold news release dated June 24, 2020.

Figure 1. Location of the 4 EMX Frontline Portfolio royalty properties (Gullrock Lake, Duchess, Red Lake,  & Tilly in red cross-hatch pattern), relative to existing English Portfolio EMX properties with royalty interests (black cross-hatch pattern). Also shown are a) Evolution Mining's Campbell-Red Lake, and Pure Gold's Red Lake Madsen and Starrat-Olsen projects, b) interpreted structural trends of LP Extension and Madsen Dixie Fault Corridor (Tilly and Red Lake properties), and the Red Lake Mine trend (Gullrock Lake property), and c) Pacton Gold targets (as magenta ovals).

In the Red Lake district, EMX's portfolio covers 110,000 hectares of which 60% are under option or royalty agreements. These properties are currently optioned to numerous active junior exploration companies including BTU Metals, Pacton Gold, Goldon Resources, Golden Goliath, Pistol Bay, Infinite Ore, Portofino, and Silver Dollar Resources, among others (Figure 2). Overall, EMX's portfolio of properties in Ontario and Quebec total over 180,000 hectares of which 81% are under option or royalty agreements, providing the Company with significant upside optionality in a premier mining jurisdiction.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

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Figure 2. Regional view of the Red Lake district showing the distribution of EMX properties with royalty interests. The location of the Frontline holdings prior to the purchase that is the subject of this press release, are shown in lime green. EMX properties available for option are shown in yellow.

Comments on Nearby and Adjacent Properties. References made to nearby and adjacent exploration and development properties in the Red Lake camp provide geologic context for EMX's Frontline Portfolio properties, but are not necessarily indicative that EMX's properties host similar mineralization.

Mr. Sergio Cattalani, PGeo, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2020 (the "MD&A"), and the most recently filed Annual Information Form (AIF) for the year ended December 31, 2019, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com